UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

National Security Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

637546102
(CUSIP Number)

Andrew J. Abernathey Meridian Investments, LLC 3523 45th Street South, Suite 100 Fargo, North Dakota 58104
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 637546102

1	names of reporting persons
Meridian Investments, LLC
2	check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]

3	sec use only

4	source of funds (see instructions)
AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
[ ]
6	citizenship or place of organization
North Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
245,222 (1)
	8	shared voting power
0
	9	sole dispositive power
245,222 (1)
	10	shared dispositive power
0

11	aggregate amount beneficially owned by each reporting person
245,222 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) [ ]

13	percent of class represented by amount in row (11)
9.8% (2)
14	type of reporting person (see instructions)
PN

(1) Shares of Common Stock of the Company held by Meridian.  Abernathey is the President and sole member of the Board of Directors of Meridian, holds sole voting and dispositive power over the securities held by Meridian, and may be deemed to beneficially own the securities held by Meridian.

(2) The percentage is based upon 2,512,425 shares of Common Stock outstanding as of May 13, 2016, as reported by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 13, 2016.

Page 2 of 6 Pages

CUSIP No. 637546102

1	names of reporting persons
Andrew J. Abernathey
2	check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]

3	sec use only

4	source of funds (see instructions)
AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
[ ]
6	citizenship or place of organization
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
245,222 (1)
	8	shared voting power
0
	9	sole dispositive power
245,222 (1)
	10	shared dispositive power
0

11	aggregate amount beneficially owned by each reporting person
245,222 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) [ ]

13	percent of class represented by amount in row (11)
9.8% (2)
14	type of reporting person (see instructions)
IN

(1) Shares of Common Stock of the Company held by Meridian. Abernathey is the President and sole member of the Board of Directors of Meridian, holds sole voting and dispositive power over the securities held by Meridian, and may be deemed to beneficially own the securities held by Meridian.

(2) The percentage is based upon 2,512,425 shares of Common Stock outstanding as of May 13, 2016, as reported by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 13, 2016.

Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of National Security Group, Inc. (the “Company”), 661 East Davis Street, Elba, Alabama 36323, and amends and supplements the Schedule 13D (the “Schedule 13D”) filed May 9, 2016. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

The persons filing this Amendment are Meridian Investments, LLC (“Meridian”) and Andrew J. Abernathey (“Abernathey”) (together, the “Reporting Persons”). All information reported in the Schedule 13D under Item 2 remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Stock acquired by the Reporting Persons during the period covered by this Amendment was acquired by the Reporting Persons in open market purchases using member investments in Meridian for a total of approximately $1,073,342.46.

Item 4.	Purpose of Transaction.

The Reporting Persons hold securities of the Company for investment purposes. The Reporting Persons or their affiliates have had and may continue to have discussions with management of the Company regarding the continuation of purchasing stock, and also the managements plan for future company growth. The Reporting Persons may acquire additional securities of the Company by means of open market purchases, privately negotiated purchases, or otherwise. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer

(a)	The responses of the Reporting Persons with respect to rows 7, 8, 9, 10, 11, 12 and 13 are incorporated herein by reference.

(b)	The Reporting Person has sole voting and dispositive power over 243,910 shares of Common Stock.

(c)	From the date of the Schedule 13D until the date of filing hereof, the following transactions occurred:

Date	Shares	Price
2016-05-05	11,067	15.55
2016-05-09	1,111	15.3
2016-05-25	2,180	16.3378
2016-05-25	600	16.55667
2016-05-25	80	16.58
2016-05-26	744	16.99151
2016-05-27	1,900	16.94805
2016-05-31	1,601	17.24983
2016-05-31	808	17.67666
2016-05-31	740	17.88784
2016-06-13	7	17.1
2016-06-14	8	16.9889
2016-06-14	38	16.9889
2016-06-15	275	16.94891
2016-06-17	1,080	16.96481
2016-06-20	514	17.44611
2016-06-20	300	17.45
2016-06-20	13,800	17.91493
2016-06-20	6,911	18
2016-06-27	2	17.9
2016-06-27	1,030	17.8184
2016-06-30	100	18.1
2016-06-30	8	18.1
2016-06-30	802	18.3996
2016-07-01	616	18.4924
2016-07-06	3,067	18.5
2016-07-08	4,100	19
2016-07-11	19	18.38789
2016-07-12	10,799	18.9999
2016-07-14	400	19.05
2016-07-15	100	19.05
2016-07-19	480	19.1
2016-07-21	2,149	19.1
2016-07-22	100	19.1
2016-07-25	2,000	19.261
2016-07-25	2,000	19.25
2016-07-25	1,332	19.25586
2016-07-25	2,668	19.40465
2016-07-25	1,235	19.1
2016-07-27	300	19.1
2016-07-28	12,800	19.3366
2016-08-01	900	19.3861
2016-08-02	800	19.683613
2016-08-02	1,000	19.69912
2016-08-02	1,324	19.699675
2016-08-02	700	19.6991
2016-08-02	1,000	19.74297
2016-08-02	1,000	19.74965
2016-08-02	703	19.742888
2016-08-02	200	19.8
2016-08-02	1,097	19.983528
2016-08-04	1,400	19.74
2016-08-08	3,131	19.9
2016-08-08	869	20
2016-08-08	1,850	20
2016-08-03	1,238	19.5026
2016-08-04	100	19.6

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement incorporated herein by reference to Exhibit A to Schedule 13D as filed with the Securities and Exchange Commission on May 9, 2016.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2016	Meridian Investments, LLC

/s/ Andrew J. Abernathey
By: Andrew J. Abernathey
Its: President

/s/ Andrew J. Abernathey
Andrew J. Abernathey

Page 6 of 6 Pages